Kenneth R. Koch| 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

July 10, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Celeste M. Murphy
Mr. Paul Fischer

Re:	XpresSpa Group, Inc.
Registration Statement on Form S-3
Filed June 8, 2018
File No. 333-225531

Ladies and Gentlemen:

We are submitting this letter on behalf of XpresSpa Group, Inc. (the “Company”) in response to the letter dated June 28, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above-referenced registration statement on Form S-3 of the Company initially filed with the Commission on June 8, 2018 (the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter. This letter is being filed with the Commission with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Comment:

We note that you are registering the sale of approximately 20 million shares of common stock, which represents roughly 77% of your shares outstanding as of May 29, 2018, and roughly 95% of your public float. Given the size of the offering relative to the number of shares held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. Please see Securities Act Rules C&DI 612.09, publicly available on the Commission website, for guidance in distinguishing primary from secondary offerings.

Response:

We have considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) 612.09, regarding whether a purported secondary offering is really a primary offering in which selling securityholders are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the selling securityholders are not acting as underwriters or otherwise as a conduit for the Company and that the resale of the 19,932,463 shares (the “Shares”) of the Company’s common stock to be registered by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

July 10, 2018

On May 15, 2018, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors, pursuant to which the Company sold up to (i) an aggregate principal amount of $4,438,000 of secured convertible notes, which included $88,000 issued to Palladium Capital Advisors, LLC, as placement agent, convertible into shares of the Company’s common stock at a conversion price of $0.62 per share, (ii) Class A warrants to purchase 7,157,259 shares of the Company’s common stock at an exercise price of $0.62 per share and (iii) Class B warrants to purchase 3,578,630 shares of the Company’s common stock at an exercise price of $0.62 per share. The Company received approximately $4,332,000 in gross proceeds from the Offering.

Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”) defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The definition’s phrase “with a view to … distribution” creates a subjective standard regarding an investor’s intent. As such, it is fact-specific. In determining intent, courts and the Commission often look to evidence based on objective criteria.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities.

We have analyzed the factors set forth in C&DI 612.09 and believe that this analysis provides confirmation that the sale of common stock being registered is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). The following is a summary of our analysis of these factors.

How Long the Selling Securityholders Have Held the Shares. The selling securityholders have owned the secured convertible notes and/or warrants (the “Securities”) since May 17, 2018. Since the date of acquisition, none of the selling securityholders has sold or converted or exercised, as applicable, any of the Securities. The selling securityholders have been subject to the full economic and market risks of their entire investment since the date of the acquisition of the Securities. In addition, the selling securityholders acquired the Securities with no assurance that the Shares could be sold in a liquid market. In addition, 10,985,889 of the 19,932,463 Shares are issuable upon exercise of the warrants, which warrants are not exercisable until November 17, 2018, six months following the date of acquisition.

The Circumstances Under Which the Selling Securityholders Received the Shares. The selling securityholders received the Shares in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. In connection with the issuance of the Securities, the Company entered into a registration rights agreement that provided the Company would be obligated to register the resale of the common stock underlying the Securities no later than July 14, 2018. Such a registration rights agreement is customary in private placements of this nature.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

July 10, 2018

The Purchase Agreement contains provisions that are relevant to each selling securityholder’s intent to resell the Shares. Each selling securityholder (with the exception of B3D, LLC, who was not a party to the Purchase Agreement) represented and warranted in the Purchase Agreement that (i) it was acquiring the Securities and Shares as principal for its own account and not with a view to or for distributing or reselling the Securities or Shares in violation of the Securities Act or any applicable state securities laws, (ii) it had no arrangement or understanding, directly or indirectly, with any persons to resell or distribute or regarding the distribution of such Securities or Shares and (iii) it acquired the Securities and the Shares in the ordinary course of its business. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the selling securityholders had any plan to act in concert with a third party to effect a distribution of the Securities or Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective. In connection with the Offering, the Company agreed to issue to B3D, LLC Class A warrants to purchase common stock in consideration for B3D, LLC’s agreement to extend the maturity of the Company’s existing senior secured note to December 31, 2019, the waiver of certain rights of Rockmore Investment Master Fund Ltd. and B3D, LLC under the Company’s existing senior secured note and the consent to the issuance of the Securities pursuant to the Purchase Agreement.

In addition, the Company agreed to issue secured convertible notes and warrants to Palladium Capital Advisors, LLC in consideration for its role as placement agent in the Offering.

The selling securityholders have not entered into any underwriting relationships or arrangements with the Company, have not received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the Shares, if any, by the selling securityholders. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

The Relationship of the Selling Securityholders to the Company. Prior to their respective acquisitions, none of the selling securityholders had a relationship with the Company except for (i) Intracoastal Capital LLC (which owned warrants to purchase 129,000 of the Company’s common stock prior to the Offering) and (ii) B3D, LLC (as described below). The selling securityholders and their affiliates currently hold of record approximately 3% of the Company’s outstanding common stock. Such ownership percentage does not take into account the fact that the selling securityholders may not convert their notes or exercise their warrants if such conversion or exercise, as applicable, would cause their beneficial ownership of the Company’s common stock (excluding shares underlying any of its unconverted notes and warrants) to exceed 9.99% of the outstanding shares of the Company’s common stock. Therefore, regardless of the number of shares that the Company is seeking to register for resale by the selling securityholders, the selling securityholders will not become affiliates of the Company as a result of issuances pursuant to the convertible notes or warrants. One of the selling securityholders, B3D, LLC, is currently a creditor of the Company and is controlled by Mr. Bruce T. Bernstein, the Chairman of the Company’s Board of Directors. Neither B3D, LLC nor Mr. Bernstein is in the business of underwriting securities. Although B3D, LLC and Mr. Bernstein may be deemed to be affiliates of the Company, the Staff has clarified that affiliates, including those that hold a large percentage of outstanding shares, are not per se disqualified from undertaking secondary offerings. Please see Securities Act Forms C&DI 216.14 (“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer”). B3D, LLC beneficially owns approximately 4.5% of the shares of common stock of the Company. 250,000 of the 19,932,463 Shares are beneficially owned by B3D, LLC. To the Company’s knowledge, there is no relationship between the other selling securityholders and B3D, LLC and Mr. Bernstein.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

July 10, 2018

To the best of the Company’s knowledge, there are no relationships among the selling securityholders.

The selling securityholders are not acting on behalf of the Company with respect to the Shares, the Company has no contractual, legal or other relationship with the selling securityholders that would control the timing, nature or amount of their resales of the Shares, and the Company will receive no proceeds from the sale of the Shares, if any. These facts support the view that the relationship the selling securityholders have with the Company has been that of a long-term investor, not an underwriter or any other similar primary offering conduit.

The Amount of Shares Involved. As of the date of the filing of the Registration Statement, the Company had 26,752,399 shares of common stock outstanding, of which 26,322,053 shares were held by persons other than the selling securityholders, affiliates of the Company and affiliates of the selling securityholders. The Company proposes to register 19,932,463 Shares for resale that are issuable upon conversion of the secured convertible notes held by the selling securityholders or exercise of the warrants held by the selling securityholders. Assuming conversion of the secured convertible notes held by the selling securityholders and exercise of the warrants held by the selling securityholders, this would represent approximately 68% of the currently outstanding shares of common stock. As noted in the Registration Statement, and pursuant to a registration rights agreement entered into with the selling securityholders (with the exception of B3D, LLC, who is not a party to such registration rights agreement), the Company is registering 125% of the shares under the secured convertible notes. As noted above, 10,985,889 of the 19,932,463 Shares are issuable upon exercise of the warrants, which warrants are not exercisable until November 17, 2018. Of the 19,932,463 Shares being registered for resale, 17,893,148 Shares are issuable upon conversion or exercise of Securities that were acquired from the Company at a time when the selling securityholders (with the exception of B3D, LLC) were not affiliates of the Company, in a private placement, subject to substantial resale limitations. None of the Shares being registered for resale are currently outstanding, nor are they included in the amount outstanding.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling. Securities Act Rules C&DI 612.12 describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

July 10, 2018

In addition, Securities Act Forms C&DI 216.14 regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”

These interpretive positions make clear that a holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts – beyond the mere level of ownership – indicate that the affiliate is acting as a conduit for the issuer. Here, no other facts exist to suggest that any of the selling securityholders are acting as a conduit for the issuer. In light of this, the circumstances support the view that the selling securityholders can effect a valid secondary offering regardless of the percentage of the currently outstanding common stock the secondary offering represents.

Whether the Selling Securityholders are in the Business of Underwriting Securities. To the knowledge of the Company, none of the selling securityholders (other than Palladium Capital Advisors, LLC) is in the business of underwriting securities. At no time has any selling stockholder (other than Palladium Capital Advisors, LLC) been affiliated with or acted as securities broker-dealers or representatives thereof. Certain of the selling securityholders are investment funds focused on making equity and debt, control and non-control investments across broad and diverse industries. Furthermore, as set forth above, each of the selling securityholders (with the exception of B3D, LLC who is not a party to the Purchase Agreement) represented at the time of purchase of the Securities and Shares that it had no agreement or understanding to resell or distribute the Shares.

Whether Under all Circumstances It Appears the Selling Securityholders are Acting as a Conduit for the Company. The Company will not receive any of the proceeds from the sale of any of the Shares by the selling securityholders. The selling securityholders have no underwriting or similar relationships with the Company, and are not in the business of underwriting securities. Each selling stockholder has represented and warranted that it was acquiring the Securities and Shares as principal for its own account and not with a view to or for distributing or reselling the Securities or Shares in violation of the Securities Act or any applicable state securities laws. There is no evidence to suggest that any of the selling securityholders are acting in concert to effect a coordinated distribution of the Shares. The Company respectfully submits that, in light of all of the circumstances, the selling securityholders are not acting as an underwriter on behalf of, or as a conduit for, the Company and the proposed resale of the Shares by the selling securityholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering.

Should the Commission disagree with the foregoing conclusion, the Company would welcome and appreciate guidance regarding suggested modifications to the nature or size of the offering in order to proceed as a secondary offering under Rule 415.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

July 10, 2018

* * * * *

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6768 or krkoch@mintz.com with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	XpresSpa Group, Inc.
Edward Jankowski, Chief Executive Officer